SECUR 03002052 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH. D.C. SECTION

SEC FILE
8- 49900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Cramer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1499 West Palmetto Park Road, Suite 170
(No. and Street)

Boca Raton (City) FL (State) 33486 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cohen 561-447-6969
(Area Code - Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassano Accounting, P.A.
(Name - if *individual, state last, first, middle name)*

900 North Federal Highway, Ste 160 (Address), Boca Raton (City) FL (State) 33432 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Cramer, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

FREDERIC M. LICATA
MY COMMISSION # DD 158024
EXPIRES: October 13, 2006
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

Grassano
Accounting, P.A.
Certified Public Accountants & Business Consultants
www.grassanoaccounting.com

900 North Federal Highway
Suite 160
Boca Raton, Florida 33432-2754
TEL: (561) 395-0330
FAX: (561) 395-2081
E-MAIL: firm@grassanoaccounting.com

N. Richard Grassano, CPA
(FL-NJ)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cohen & Cramer, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Cohen & Cramer, Inc. (the Company) as of December 31, 2002 and the related statements of income (loss), changes in stockholders' equity, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen & Cramer, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Grassano Accounting, P.A.
Boca Raton, Florida
February 17, 2003

COHEN & CRAMER, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$ 10,059
Commissions Receivable	5,124
Marketable Securities	54,744
Not Readily Marketable Securities	2,200
Loan Receivable - Stockholder	97,593
Furniture and Office Equipment	
Less: Accumulated Depreciation of $7,922	513
Deposits	663
TOTAL ASSETS	$ 170,896
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued Liabilities	$ 10,543
Payable to Clearing organization	19,166
Income Taxes Payable	12,731
Deferred Income Taxes	559
	42,999
Commitments	-
Subordinated Borrowings:	
Notes Payable - Stockholders	33,000
TOTAL LIABILITIES	75,999
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value, 1,000 Shares Authorized, Issued and Outstanding	1,000
Additional Paid in Capital	42,264
Retained Earnings	51,633
TOTAL STOCKHOLDERS' EQUITY	94,897
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 170,896

The accompanying notes are an integral part of this financial statement.

COHEN & CRAMER, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions	$	156,750
Dividends		1,352
Trading Gains (Losses)		(6,125)
TOTAL REVENUES		151,977
OPERATING EXPENSES		
General and Administrative		79,536
Officer's Compensation		69,750
Interest		3,589
TOTAL OPERATING EXPENSES		152,875
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES		(898)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		(1,090)
NET INCOME (LOSS)	$	192

The accompanying notes are an integral part of this financial statement.

COHEN & CRAMER, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Adjustments to Reconcile Net Income (Loss) to	
Net Cash Used in Operating Activities:	
Net Income (Loss)	$ 192
Depreciation	1,235
Gain on Sale of Marketable Securities	(704)
Unrealized Loss on Marketable Securities	6,829
(Increase) Decrease in Assets:	
Commissions Receivable	(3,144)
Increase (Decrease) in Liabilities:	
Accounts Payable	(4,606)
Accrued Liabilities	(5,209)
Payable to Clearing Organization	(436)
Securities Sold, Not Yet Purchased	(1,440)
Income Taxes Payable	4,531
Deferred Income Taxes	(5,741)
NET CASH USED IN OPERATING ACTIVITIES	(8,493)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from Sales of Marketable Securities	27,168
Purchase of Marketable Securities	(18,650)
NET CASH PROVIDED BY INVESTING ACTIVITIES	8,518
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Stockholders' Contributions	8,350
Advances to Stockholder, net	(167)
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,183
INCREASE IN CASH AND CASH EQUIVALENTS	8,208
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	1,851
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002	$ 10,059
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income Taxes Paid	$ -
Interest Paid	$ 6,265

The accompanying notes are an integral part of this financial statement.

COHEN & CRAMER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
Balance, December 31, 2001	$ 1,000	$ 33,914	$ 51,441	$ 86,355
Contributions from Stockholder	-	8,350	-	8,350
Net Income	-	-	192	192
Balance, December 31, 2002	$ 1,000	$ 42,264	$ 51,633	$ 94,897

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cohen & Cramer, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in the State of Florida on December 5, 1996.

Securities Transactions

The Company has an agreement for securities clearance services with a clearing broker-dealer. As a broker-dealer, the Company executes all trades through this clearing organization a fully disclosed basis receiving a commission from the clearing organization. The agreement for securities services is cancelable at any time by either party. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers.

Commissions Receivable

Commissions receivable consists of amounts primarily due from the Company's clearing organization and are recorded on the trade-date basis. Commissions due the Company are remitted within ten days after the close of the previous month. At December 31, 2002, management determined that no provision for bad debt is necessary.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investments

Marketable equity securities owned consist of trading securities and are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost as depreciation is calculated under the modified cost recovery method. Estimated useful lives are as follows:

Furniture and equipment	5-7 years
Computer & Software	5 years

Although the cost recovery system is not a generally accepted accounting principle, the difference between this method and any other acceptable method is immaterial to these financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Impairment of Long-Lived Assets

The Company adopted FASB Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax liability amounts are recognized for the future liabilities attributable to differences between the

financial statement carrying amount and the carrying amount for tax purposes. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled. Differences between tax and financial reporting result from the Company's use of different methods of recording depreciation for federal and state income taxes for tax purposes.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also established specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are: (1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at lease annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows. In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaced SFAS No. 121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations – Reporting the Effects of Disposal of A segment of a Business," for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of

discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities consist of trading securities at market values as follows:

	Owned
Corporate Stocks	$ 54,744
Options	-
	$ 54,744

Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions or conditions applicable to the securities and consist of:

	Owned
Owned	$ 2,200

The Company is a correspondent with a securities clearing organization. Pursuant to a security deposit agreement, the Company has deposited marketable securities with the clearing organization. These securities are held to collateralize the representations and performance obligations of the Company arising out of an agreement for securities clearance services. This deposit may increase upon request of the clearing organization. The amount deposited is to be returned upon cancellation of this agreement, subject to any final charges or amounts due to the clearing organization. At December 31, 2002, the amount of the security deposit requirement was approximately $15,000.

NOTE 3 – LONG TERM DEBT

On January 1, 1997, the Company entered into a subordinated loan agreement for equity capital and promissory notes with the National Association of Securities Dealers (NASD) between the stockholders (Lenders) and the Company (Broker-Dealer). The agreement restricts the payment of principal and any interest. This restriction may be waived by written consent of the NASD. As of December 31, 2002, the Company has not received consent by the NASD to a waiver of restriction. The stated interest rate on the notes is eight percent (8%) and matures on January 1, 2003.

At December 31, 2002, no current amount was due on this note.

Interest expense for the year ended December 31, 2002 was $2,640 and the accrued interest, included in accrued liabilities, amounted to $1,519 at December 31, 2002.

These notes are available in computing net capital under the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

NOTE 4 – LOAN RECEIVABLE – STOCKHOLDER

The Company's advances to an officer/stockholder of the Company total $97,593 as of December 31, 2002. No interest is charged on the advances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the company had net capital $13,892 which is $8,892 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.05 to 1.

NOTE 6 – INCOME TAXES

The current and deferred portion of the provision for (benefit from) income taxes for the year December 31, 2002 are as follows:

	Current	Deferred	Total
Federal Income Taxes	$ 3,461	$ (4,091)	$ (630)
State Income Taxes	1,190	(1,650)	(460)
	$ 4,651	S (5,741)	$ (1,090)

The deferred tax liability arises from the tax effect of the temporary difference related to the unrealized gains/losses on marketable equity securities held.

NOTE 7 – COMMITMENT

The Company leases its office space under a leasing agreement dated January 30, 2001, for which an addendum was executed on September 1, 2002. The lease addendum provides for a monthly base rental of $520 and a term of one year expiring August 31, 2003. At December 31, 2002, minimum rental payments due under non-cancelable leasing agreements consisted of the following:

Year Ending December 31, 2003	$ 4,160

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY SCHEDULES

COHEN & CRAMER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total Stockholders' Equity from the Statement of Financial Condition	$ 94,896
Add: Subordinated Borrowings Allowable in Computation of Net Capital	33,000
Other (Deductions) or Allowable Credits - Deferred Income Taxes Payable	559
	128,455
Deductions	
Total Nonallowable Assets:	
Securities Not Readily Marketable	2,200
Loan Receivable from Stockholder	97,593
Furniture and Office Equipment, Net	513
Deposit	663
	100,969
Net Capital Before Haircuts on Securities Positions	27,486
Haircuts on Securities Positions:	
Corporate Stock	8,212
Undue Concentration in Corporate Stock	5,381
NET CAPITAL	$ 13,893
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ -
Accrued Liabilities	10,543
Payable to Clearing Organization	12,731
Income Tax Payable	19,166
	$ 42,440
REQUIRED CAPITAL	$ 5,000
EXCESS CAPITAL AT 1,500 PERCENT	$ 8,893
EXCESS CAPITAL AT 1,000 PERCENT	$ 9,649
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 3.05 to 1

See the independent auditors' report and the accompanying notes to financial statements.

COHEN & CRAMER, INC.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002.

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	18,545
Audit Adjustment to:		
Increase Operating Expenses		(56,260)
Decrease Deferred Income Taxes		(5,741)
Decrease Loan Receivable from Stockholder		62,000
Increase Income Taxes Payable		(4,651)
Net Capital Per Previous Page	$	13,893

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the period from January 1, 2002 to December 31, 2002, there were no changes in liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph k(2)(ii) of the Rule.

See the independent auditors' report and the accompanying notes to financial statements.

Grassano
Accounting, P.A.
Certified Public Accountants & Business Consultants
www.grassanoaccounting.com

900 North Federal Highway
Suite 160
Boca Raton, Florida 33432-2754
TEL: (561) 395-0330
FAX: (561) 395-2081
E-MAIL: firm@grassanoaccounting.com

N. Richard Grassano, CPA
(FL-NJ)

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Cohen & Cramer, Inc.
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Cohen & Cramer, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grassano Accounting, P.A.
Boca Raton, Florida
February 17, 2003